China 3C Group

368 HuShu Nan Road

HangZhou City, Zhejiang Province, China 310014

January 20, 2012

Andrew D. Mew

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	China 3C Group (the “Company” or “China 3C”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed May 18, 2011
File No. 000-28767

Dear Mr. Mew:

We hereby provide responses to comments issued in a letter dated December 19, 2011 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K (the “Annual Report”) filed May 18, 2011. We request that we be permitted to file an amended Annual Report on Form 10-K/A (the “Amended Report”) reflecting the responses of the Company upon resolution of comments with the staff of the Securities and Exchange Commission (the “Staff”).

In order to facilitate the review by the Staff of the Amended Report, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter.

[remainder of page intentionally left blank]

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial condition and Results of

Operations, page 18

Results of Operations, page 19

1.	Please tell us and disclose, to the extent material, the impact of the foreign translation of your accounts in RMB into U.S dollars on your operating results for each period presented during the remeasurement of the financial statements.

COMPANY RESPONSE: All of our subsidiaries including Yiwu, Wangda, Sanhe, Joy&Harmony, Jinhua and Zhejiang has RMB as the functional currency. All amounts were translated from the functional currency (RMB) to US dollars. We do not re-measure the accounts into the functional currency and then translate those amounts. Therefore, we do not believe that there were any re-measurements.

Liquidity and Capital Resources, page 32

2.	Tell us and define the line item “cash and equivalent” as presented in the consolidated balance sheets given the significant amount reported as of December 31, 2010. Tell us and disclose the amount of cash in RMB versus other foreign currencies including US dollars. To the extent cash held in your PRC subsidiaries is not freely transferrable, please disclose the amounts not freely transferable here and in your notes to the financial statements.

COMPANY RESPONSE: “Cash and equivalents” as of December 31, 2010 was solely bank accounts in US and China. Specifically, Cash and equivalents for each subsidiary as of December 31, 2010 included:

China 3C Group, Inc	US entity	USD	4,487
Capital	BVI entity	USD	-
Zhejiang	Chinese entity	RMB	1,780,817
Yiwu	Chinese entity	RMB	40,567,575
Sanhe	Chinese entity	RMB	38,066,481
Wangda	Chinese entity	RMB	25,406,474
Joy & Harmony	Chinese entity	RMB	43,368,902
Jinhua	Chinese entity	RMB	23,808,628

Cash and equivalents held in PRC subsidiaries is not freely transferrable outside the country, the amount not freely transferable as of December 31, 2010 was RMB172,998,877 (or $26,244,558).

We will provide the above disclosure in the Amended Report.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization, page F-6

3.	We note on page 18 that CFDL or Capital, a wholly owned subsidiary, previously owned 100% of Zhejiang before August 15, 2007. We also note that after that date, CFDL entered into contractual agreements with Zhejiang whereby CFDL owns 100% of Zhejiang’s revenues but none of its equity interest. In that regard, tell us and disclose in more detail how you disposed of your equity interests in effecting the recapitalization and identify the parties who currently own the equity interests of Zhejiang and your relationships with these equity owners. We note that you consider Zhejiang a variable interest entity and that you consolidate Zhejiang in your consolidated financial statements.

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COMPANY RESPONSE: On August 15, 2007, CFDL and Zhejiang entered a series of contractual agreements including a Consulting Agreement and an Operating Agreement, through which CFDL has the right to advise, consult, manage and operate Zhejiang, and collect and own all of its respective net profits. Additionally, under a Proxy and Voting Agreement and a Voting Trust and Escrow Agreement, the shareholders of the Zhejiang have vested their voting control over the Zhejiang to CFDL. In addition, CFDL also entered an Options Agreement and an Equity Pledge Agreement with Zhejiang to reinforce its rights to control and operate Zhejiang. These contractual agreements made Zhejiang a Variable Interest Entity ("VIE").

The reason we restructured from equity ownership to a VIE structure was to be in compliance with a new PRC law which was issued in August 2006. However, the Company found out, after the restructure, that the new PRC law applies to companies who completed reverse merger after August 2006 only. Since China 3C and its subsidiaries completed reverse merger in 2005, the new law did not apply to the Company.

As a result, although CFDL entered contractual agreements with Zhejiang, CFDL did not dispose its equity interest of Zhejiang. WANG Zhenggang , ZHANG Yimin, LV Huiyi , WANG Xiaochun , and BAO Zhongsheng has been holding 35%, 20%, 20%, 15 % and 10% of the equity interest of Zhejiang on behalf of CFDL Since 2005. The shareholding entrustment agreements between these individuals and CFDL became effective on December 1, 2005.

As a result of CFDL not disposing its equity interest in Zhejang and the VIE structure became effective on August 15, 2007, we believe the equity ownership structure between CFDL and Zhejiang coexists with the VIE structure. The two structures are not in conflict.

We will provide the above disclosure in the Amended Report to clarify that CFDL is still the 100% equity owner of Zhejiang.

Note 2. Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

4.	We note your disclosure that the Company’s functional currency is the Chinese Renminbi and that you refer the “Company” to “China 3C Group”, the consolidated entity. Please tell us and clarify in your disclosures the functional currencies of the various entities within China 3C Group including each of the offshore holding companies and PRC entities. We are unclear regarding your disclosure of a consolidated functional currency according to the guidance within paragraphs 2 to 6 of ASC 830-10-45 and we do not believe there is a concept of consolidated functional currency within the applicable accounting literature. Please explain and revise your disclosures.

COMPANY RESPONSE: The Company’s financial statements are reported in US dollar because the reporting company China 3C Group, Inc is a US entity. The Company has 8 entities, each has the following functional currency:

China 3C Group, Inc	US entity	USD
Capital	BVI entity	USD
Zhejiang	Chinese entity	RMB
Yiwu	Chinese entity	RMB
Sanhe	Chinese entity	RMB
Wangda	Chinese entity	RMB
Joy & Harmony	Chinese entity	RMB
Jinhua	Chinese entity	RMB

We will provide the above disclosure in the Amended Report.

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Return Policies, page F-11

5.	We note your statement that “[i]n light of the aforesaid PRC laws and regulations and the Company’s arrangements with suppliers, we do not provide an accrual for any estimated losses on subsequent sale of the return of products. As a result, we do not engage in assessing levels of inventory in the distribution channel, product obsolescence and/or introductions of new products, as none of those factors have any impact on us with respect to estimating losses on subsequent sale of returned goods.” In this regard, explain to us and better clarify the meaning of your statement including why these factors would not impact your estimated loss amounts on subsequent sale of returned goods in your facts and circumstances.

COMPANY RESPONSE: Goods return policy strictly complies with the laws and regulations in China on consumer rights and product quality requirements. If the conditions and requirements as set out in the relevant laws and regulations are met, customers are able to return the goods unconditionally. In such cases, the Company shall accept the returns unconditionally. Goods returned will be redirected back to the manufacturers or suppliers who shall meet all losses on returns in accordance with the laws and regulations. The Company will only be responsible for assisting the process of execution of goods return. The Company shall not bear any loss from goods returned.

Unlike the US retail market, sellers do not accept returns caused by any change in the sales market or change in customers’ preferences in China. Therefore, the Company generally does not honor any return except for a product defect. As such, situations relating to return of goods from overstock in distribution channels, product obsolescence and over-budgeted goods from launching of new products will not exist.

As a result, we do not provide any accrual on subsequent return of goods sold.

Management fees paid to the department stores under “store in store” model, page F-12

6.	We note your disclosure that “[u]nder the ‘store in store’ business operation model, the company may pay management fees to the department stores, which are in the form of service charges or selling at an allowance (discount)”. In this regard, tell us and disclose the nature of your arrangements with the department stores with respect to the service charges and discounts. Advise us and disclose how and when the arrangements would trigger service charges or discount (reduction of sales amount) and support your accounting with relevant authoritative accounting literature.

COMPANY RESPONSE: Under the “Store in Store” business model, China 3C negotiates with department stores to obtain permission to establish sales counters in designated areas in the department stores to sell our own merchandise. Generally, China 3C is responsible for employing its own staff, but department stores operators often devise sets of detailed guidelines and rules of conduct in relation to the employment, assessment and training of the staff.

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Department stores usually charge a percentage of total sales proceeds, referred to as “sales discount”. Some charge additional management fees in the form of service charges depending on the negotiations with department stores. Sales amount received from China 3C’s merchandise sales is first collected by the department store and later paid to China 3C after deducting the sales discount and management fees.

As a result of the arrangement, China 3C records the “sales discount” as a deduction to sales and reports net sales in the income statement. The service charges are recorded in general and administrative expenses.

We will provide the above disclosure in the Amended Report.

7.	We note your disclosure on page F-11 that in the “store in store” model, you and your customer outlets have joint control of the inventory goods. In that regard, explain to us how the joint control arrangement works and if the joint controlled inventory has been included in your reported inventory balance and why. We may have further comment.

COMPANY RESPONSE: Under the “Store in Store” business model, China 3C negotiates with department stores to obtain permission to establish sales counters in designated areas in the department stores to sell our own merchandise. Generally, China 3C is responsible for employing its own staff to work at the counters. Inventories are physically located in the department stores. As such, the inventories are under joint custody by China 3C’s staff and the department stores. However, China 3C has the right to the inventory until the point of sale. The arrangements with department stores are similar to consignment of goods. Therefore, the joint controlled inventory has been included in reported inventory balance of China 3C’s.

Note 5. Stock Warrants, Options, and Compensation, page F-16

8.	Please provide the disclosure relating to significant assumptions used in the pricing model to estimate the fair value of share-based compensation awards for each year for which an income statement is presented. Refer to FASB ASC 718-10-50-2(f).

COMPANY RESPONSE: The company estimates the fair value of stock options at grant date using the Black-Scholes valuation model, consistent with the provisions of ASC 718-10 “Stock Compensation”. Key inputs and assumptions used to estimate the fair value of stock options include the grant price of the award, the expected option term, volatility of the company’s stock, the risk-free rate and the company’s dividend yield.

During the three years ended December 31, 2008, 2009 and 2010, the Company did not issue any stock options. The 50,000 stock options outstanding as of December 31, 2010 were issued in 2007 to our former director Mr. Kenneth Berents, which has a 10 year term and vested immediately upon issuance.

The following table presents the weighted-average assumptions used in the valuation at the grant date and the resulting weighted-average fair value per option granted:

Option term (years)	10
Expected volatility	130%
Risk-free interest rate	2%
Dividend yield	0%
Weighted-average fair value per option granted	$4

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•	The Option term is the number of years that options will be outstanding prior to exercise or forfeiture.

•	We based expected volatility on the weighted-average historical volatility of the Company’s stock price.

•	The risk-free rate of return reflects the weighted average interest rate offered for zero coupon treasury bonds over the expected term of the options.

•	No dividend payouts were assumed, as the Company has no plans to declare dividends during the expected term of the stock options.

We will provide the above disclosure in the Amended Report.

Note 7. Income Taxes, page F-17

9.	We note your disclosures of US statutory rate reconciliations and the break out of current and deferred income taxes expenses for the periods presented. However, we cannot locate other required income taxes disclosures including, but not limited to, the components of deferred income tax assets or liabilities as well as the corresponding disclosures related to valuation allowances. Please provide all of the required disclosures pursuant to ASC 740-10-50 and show us your revised disclosures.

COMPANY RESPONSE: We will amend Note 7 - INCOME TAXES as follows:

The Company utilizes ASC 740 “Income Taxes”. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company, through its subsidiaries, Zhejiang, Yiwu, Wang Da, Sanhe, Joy & Harmony and Jinhua, is governed by the Income Tax Laws of the PRC. The US entity, China 3C Group, Inc is subject to the US federal income tax at a rate of 34%. The US entity has incurred net accumulated operating losses of approximately $3,848 as of December 31, 2010 for income tax purposes. The US entity does not conduct any operations and only incurs public company expenses every year, such as legal fees, accounting fees, investor relations expenses and filing fees. Therefore, it is more likely than not that all of the Company’s deferred tax assets will not be realized. A 100% allowance was recorded on the deferred tax asset for approximately $1,308.

Pursuant to the PRC Income Tax Laws, from January 1, 2008, the Enterprise Income Tax (“EIT) is calculated against the net income in a fiscal year at a statutory rate of 25%.

During 2010, Yiwu, Wang Da, Sanhe, Joy & Harmony and Jinhua each incurred a net loss. Zhejiang was the only subsidiary which had a net income. Zhejiang incurred a small amount of income tax expense. Although Jinhua had a net loss in 2010, it paid income taxes because Jinhua uses simplified tax, which imposes taxes on sales instead of operating income.

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Income tax expense consisted of the following for 2010, 2009 and 2008.

2010	US	State	International	Total
Current	$—	$—	$127	$127
Deferred	—	—	—	—
Total	$—	$—	127	127

2009	US	State	International	Total
Current	$—	$—	$714	$714
Deferred	—	—	—	—
Total	$—	$—	$714	$714

2008	US	State	International	Total
Current	$—	$—	$8,611	$8,611
Deferred	—	—	—	—
Total	$—	$—	$8,611	$8,611

There was no deferred tax asset or liability recorded for the years ended December 31, 2010, 2009 and 2008. The Company has cumulative undistributed earnings for foreign subsidiaries of approximately $49,997, $62,953 and $61,658 as of December 31, 2010, 2009, 2008, which is included in consolidated retained earnings and will continue to be indefinitely reinvested in its operations in China. Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if the Company concluded that such earnings will be remitted in the future.

Reconciliation of the differences between the statutory US Federal income tax rate and the effective rate for 2010, 2009 and 2008 is as follows:

	2010	2009	2008
(Credit) tax at US Statutory Rate	(34.0)%	(34.0)%	34.0%
Tax rate difference	8.6%	9.0%	(9.0)%
Non deductible expense-impairment loss	9.6%	—	—
Other	0.1%	—	—
Valuation allowance	15.5%	(118.1)%	(1.0)%
Effective rate	(0.2)%	(143.1)%	24.0%

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor were any interest expense recognized during 2010, 2009 and 2008.

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Note 13. Segment Information, page F-19

10.	Tell us and disclose what “Other” reportable segment represents. Explain to us how this segment incurred significant loss from operations of $11.8 million in 2010.

COMPANY RESPONSE: “Other” reportable segment represents the entities which do not have business operations including Zhejiang, China 3C Group, Inc. (the US holding company), Capital (the BVI entity) as well as non-operating adjusting transactions.

For the year ended December 31, 2010, “Other” segment recorded a loss of $11.8 million including:

•	Loss from China 3C Group, Inc of $505 thousand, which was mostly public company expenses;

•	Income of $69 thousand from Zhejiang since Zhejiang is the management company of all other subsidiaries and has no retail operations; and

•	Other expenses of $11.4 million, which primarily included $9.6 million of impairment loss of goodwill; $1.3 million of amortization expenses of intangible assets from acquisition of Jinhua; and stock compensation of $0.5 million.

We will replace the disclosure as it is currently stated with the above in the Amended Report.

11.	Please reconcile for us the segment financial information presented here to those you disclosed in MD&A beginning page 20. In that regard, we note you disclose different financial information for the mobile phones, communication products and consumer products reportable segments. Also, please provide enterprise wide revenues derived from each product and service or each group of similar products and services as required by ASC 280-10-50-42.

COMPANY RESPONSE: There was an error in Note 13 when we labeled the segments by its product group for the year ended December 31, 2010. We will make the following amendments to “Note 13 SEGMENT INFORMATION” in the Amended Report:

	Year Ended December 31, 2010
	Mobile	Home	Communication	Consumer
	Phones	Electronics	Products	Electronics	Logistics	Other	Total
Sales, net	$42,278	$41,044	$18,738	$34,926	$10,691	$677	$148,354
Cost of sales	40,073	38,001	17,923	34,787	9,289	595	140,668
Gross profit	2,205	3,043	815	139	1,402	82	7,686
Loss from operations	(3,156)	(4,122)	(2,456)	(3,151)	(68)	(11,884)	(24,837)
Total assets	10,993	10,481	9,967	12,286	4,705	24,699	73,131

Item 9A (T). Controls and Procedures, page 37

12.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information in connection with your process to determine whether your internal control over financial reporting was effective. Please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

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COMPANY RESPONSE: We assess the effectiveness of our internal control annually in accordance with the COSO framework. During our assessment process, we use procedures such as the inquiry of staff and managers, inspection of documentations and physical evidence, observation of operations, to assess:

•	if the board of directors consists of a majority of independent directors during the year and if the board carries out its responsibilities;
•	if information is communicated in a timely and effective manner from and to the management team;
•	if risks discovered are addressed in a timely manner;
•	if all employees follow the Code of Conduct and demonstrate ethical behaviors;
•	if employees follow the company polices and working procedures;
•	if there are segregation of duties and clear delegations;
•	if proper authorizations exist;
•	if all accounting staff maintain professional competency;
•	if there is physical control on the Company’s assets, particularly on inventory and fixed assets;
•	if the Company’s IT system control is effective; and
•	if management team has a supportive attitude and positive philosophy for internal control.

The Company has operations at various locations in Eastern China. As a result, it is important for management to maintain entity-wide controls. We have maintained the following entity-wide controls to minimize financial reporting risks:

•	We have a similar organizational structure in each subsidiary.
•	Management in each subsidiary are assigned same levels of authority and responsibility.
•	All of our subsidiaries use consistent human resource policies, accounting procedures, codes of conduct.
•	All of our subsidiaries use the same accounting system and follow the same procedures.
•	Management team at the headquarters continuously monitors the results of operations of each subsidiary.
•	Information for each subsidiary is communicated timely to the head office.
•	If a specific financial reporting risk exists in one subsidiary, we address it separately.
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The Company does not have an Internal Audit function.

13.	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

COMPANY RESPONSE: We maintain our books and records in accordance with Chinese Accounting Standards and convert to U.S. GAAP. The controls are discussed in the response to question 14.

14.	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

COMPANY RESPONSE: We maintain our books and records in accordance with Chinese Accounting Standards. The following is the process we go through to prepare the financial statements in US GAAP:

•	Each subsidiary prepares financial statements in accordance with Chinese Accounting Standards (CAS). The senior accountant prepares the financial statements, the accounting manager reviews the financial statements, and the Chief Accounting Officer of each subsidiary approves the financial statements.

•	The senior accountant converts the trial balances and financial statements to US GAAP format for each subsidiary.

•	The senior accountant records all necessary adjustment entries by comparing the differences between US GAAP and CAS; makes adjustments to the trial balances and generate the US GAAP financial statements. The adjustments are reviewed by the accounting manager and approved by the Chief Accounting Officer of each subsidiary.

•	After all subsidiaries’ financial statements are prepared, the Chief Accounting officer at the headquarters will work with our consultant, a CPA in New York, to make sure all adjustments are made. The consolidated financial statements will be prepared once we confirm the conversion for each subsidiary is accurate and complete.

•	The consolidated financial statements, along with all the adjusted trial balances and general ledgers, are then sent to the auditors. We receive feedback from our auditors if there are additional adjustments that must be made.

•	Once we clear the auditors’ proposed adjustments, we prepare the final set of financial statements in accordance with US GAAP.

15.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

a.	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

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COMPANY RESPONSE: Our CFO is primarily responsible for preparing and supervising the preparation of our financial statements and evaluating the effectiveness of our internal controls over financial reporting.

b.	What role does the CFO take in preparing the financial statements and evaluating the effectiveness of internal control? what relevant education and ongoing training he or she has had relating to U.S. GAAP;

COMPANY RESPONSE: Our CFO graduated from Renming University of China with an accounting degree. He has more than 10 years of experience in accounting in China. Also, he has full experience and knowledge about Chinese accounting regulations. He has been working in China 3C for 5 years so he has some knowledge of US GAAP from his experience but the knowledge is limited.

All of our accounting staff have at least 4 years of college education in accounting and experience working in the accounting industry. All of our accounting staff, including our CFO, received the “Certificate of Accounting Professional” issued by the People's Republic of China which demonstrates a person’s qualification to work in the accounting field in China.

Our accounting staff participates in training programs, seminars, and courses in a Top Ten university in China every year. We make sure our staff updates their accounting knowledge continuously. Some of the seminars and training programs cover knowledge about the differences between US GAAP and CAS.

c.	the nature of his or her contractual or other relationship to you;

COMPANY RESPONSE: The CFO had a contractual relationship with the Company. The CFO received a base salary of $6,000 monthly. In addition, the CFO was awarded 100,000 shares of common stock annually.

d.	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

COMPANY RESPONSE: The CFO received “Certificate of Accounting Professional” issued by the People's Republic of China which demonstrates a person’s corresponding level of qualification to work in the accounting field in China. The CFO is not a US Certified Public Accountant,

e.	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

COMPANY RESPONSE: Our CFO has ten years of experience in financial accounting and reporting. He served as Chief Accounting Officer of a subsidiary of China 3C before China 3C became a public company. During the past five years, he has been responsible for the coordination of audits and proper filing of China 3C’s quarterly and annual reports. He also played a role in the oversight of the accounting department to ensure proper maintenance of all accounting systems and functions. As such, he has gained extensive experience in preparing financial statements in accordance with US GAAP and assessing the effectiveness of internal control.

16.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

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a.	the name and address of the accounting firm or organization;

b.	the qualifications of their employees who perform the services for your company;

c.	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

d.	how many hours they spent last year performing these services for you; and

e.	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

COMPANY RESPONSE: We do not retain an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

17.	If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a.	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

b.	how many hours they spent last year performing these services for you; and

c.	the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

COMPANY RESPONSE: We retained an individual who is a US Certified Public Accountant to assist the CFO in preparing the consolidated financial statements as well as Forms 10-K and 10-Q. In 2011, the total hours spent performing these services were approximately 200 hours. We paid $28,000 for performing such services.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

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Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Angela Dowd, legal counsel to the Company, at 212-407-4097.

Sincerely,

/s/ Weiping Wang

Weiping Wang

Chief Financial Officer

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